1660 Lincoln Street Suite 1900 Denver, CO 80264 303-830-1776
_______________
Facsimile 303-894-9239
www.pattonboggs.com

January 5, 2007	Alan L. Talesnick 303-894-6378 atalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jeffrey P. Riedler
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Chembio Diagnostics, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File Number 333-138266
Dear Mr. Riedler:
     On behalf of Chembio Diagnostics, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated December 18, 2006 concerning the Company’s Registration Statement on Form SB-2 (the “Registration Statement”) filed with the Commission on October 27, 2006 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Company.
     1. We note your response to comment 1 in your letter dated November 24, 2006. However, given the nature and size of the transaction, we are unable to agree with your analysis that the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) with respect to the shares being offered by Crestview Capital Master, LLC. Please remove this entity from your Form SB-2. Additionally please note that because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement before the time that Crestview Capital as a selling shareholder coverts or exercises the outstanding securities and acquires the common stock. At that time, you may register the transaction on the form on which you are eligible to

January 5, 2007

register the transaction as a primary offering; identify Crestview Capital as a selling shareholder and underwriter in the registration statement and include the price at which the underwriter will sell the securities.
     Response to Comment 1:
     As discussed with Ms. Song Brandon, the Company has revised the Registration Statement to respond to this comment: the number of shares owned by Crestview Capital Master LLC that are included in the Registration Statement has been reduced to two million, which is the number discussed with Ms. Brandon.
     If you have any further questions, do not hesitate to contact me at (303) 830-1776 or Lawrence Siebert at (631) 924-1135.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	Chembio Diagnostics, Inc.
c/o Lawrence A. Siebert, Chief Executive Officer
c/o Richard Larkin, Chief Financial Officer